UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File # 1-4252

UIC 401(k) RETIREMENT SAVINGS PLAN

UNITED INDUSTRIAL CORPORATION

United Industrial Corporation

124 Industry Lane

Hunt Valley, MD 21030

REQUIRED INFORMATION

Item 4.

The financial statements and schedule of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 2006 (attached).

Exhibits

23.1         Consent of Mahoney Cohen & Company, CPA, PC

UIC 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UIC 401(k) Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005 and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year (December 31, 2006) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mahoney Cohen & Company, CPA, P.C.
New York, NY
June 8, 2007

UIC 401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments	$175,107,907	$148,802,917
Participants’ loans receivable	3,169,810	2,895,330
Participants’ contributions receivable	129,616	12,201
Employer contributions receivable	214,225	148,331
	$178,621,558	$151,858,779

The accompanying notes are an integral part of these financial statements.

UIC 401 (k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Additions:
Investment income:
Net realized and unrealized appreciation in aggregate fair value of investments	$7,447,963
Interest and dividends	11,520,400
18,968,363
Contributions:
Employee	11,425,353
Employer	5,091,764
Rollovers	1,431,812
17,948,929

Total additions	36,917,292

Deductions:
Benefit payments	10,154,513

Net increase	26,762,779

Net assets available for benefits, beginning of year	151,858,779

Net assets available for benefits, end of year	$178,621,558

The accompanying notes are an integral part of these financial statements.

1.  Significant Accounting Policies

Basis of Accounting

The financial statements of the UIC 401(k) Retirement Savings Plan (the “Plan”) have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are reported at current redemption value. Investments in common stocks, including United Industrial Corporation (“UIC”, the “Company” or “Employer”) common stock, are reported at fair value, based on published market prices. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.  Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The UIC Common Stock Fund (the “Fund”) is tracked on a unitized basis.  The Fund consists of UIC common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades.  The value of a unit reflects the combined market value of UIC common stock and the cash investments held by the Fund. At December 31, 2006, 155,372 units were outstanding with a net asset value of $54.29 per unit, and at December 31, 2005, 153,320 units were outstanding with a net asset value of $44.22 per unit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and those differences could be material.

2.  Description of the Plan

General

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide them additional funds upon their retirement. United Industrial Corporation is the named fiduciary, which controls and manages the operations of the Plan, and designated the UIC 401(k) Retirement Savings Plan Administrative Committee as the Plan Administrator.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Additional information about the Plan and the eligibility, vesting and benefit provisions is contained in the Plan document.  Copies are available from the Company’s Human Resources department.

Eligibility

Full-time employees are eligible to participate in the Plan at anytime, following attainment of age 18. Part-time employees who have attained the age of 18 are eligible to participate in the Plan upon completion of 1,000 hours of service during their first 12 months of employment. If 1,000 hours of service are not completed during the first 12 months of employment, part-time employees may participate when they have completed 1,000 hours of service in any Plan year beginning after their date of hire.

Contributions

Participating employees contribute to the Plan on a pre-tax basis through payroll deductions, in amounts of at least 1% up to such percentage as determined by the Employer from time to time (but in no event in excess of the annual Internal Revenue Service (“IRS”) limit).  In addition, participating employees who turn 50 years of age or older in any calendar year may elect to make catch-up contributions to the Plan up to the annual IRS limit ($5,000 for 2006).

Employer matching contributions are based on the participants’ years of service as of January 1 of the Plan year in which Employer matching contributions are made, in an amount equal to a percentage of compensation contributed as salary reduction contributions, up to a maximum range between 3% and 8% (subject to the maximum percentage of compensation permitted by the Plan).  Employer matching contributions are not made with respect to catch up contributions.

In place of the above, with respect to participants who are employed by a certain participating employer, Employer matching contributions are 50% of the employees’ salary reduction contributions up to 6% of compensation.  Additionally, these same participants who have at least one hour of service during the year are eligible for an Employer contribution equal to 3% of compensation plus 3% of compensation in excess of the Social Security taxable wage base, as defined.

Upon enrollment, participants may direct employee and employer contributions in 1% increments to any of the Plan’s 14 investment fund options, which include the UIC Common Stock Fund, a self-directed brokerage account, and a group of funds identified as the Fidelity Freedom Funds.

From time to time the Plan Administrator, with the advice of an investment consultant, adds or eliminates certain investment options with the intention of offering participants appropriate broadly diversified investment options. Fidelity Low-Priced Stock Fund, classified as a small cap fund, closed to new investors on July 30, 2004.   Effective July 1, 2005 Lord Abbett Small Cap Value Fund Class A was offered as an investment option under the Plan.    Two investment options, the Templeton Foreign A Fund and the AIM Total Return Fund Investor Class were frozen for any further contributions effective July 1, 2005. After June 30, 2005 the Magellan fund was eliminated as an investment option for Plan participants.  Participants were notified of the change and requested to reallocate their Magellan holdings to another fund or funds and to redirect any investment allocation currently directed to the Magellan Fund.  If participants did not make these changes by July 1, 2005, their holdings in the Plan and any ongoing investment allocation to the Magellan Fund were redirected to the Spartan US Equity Index Fund.  As of March 1, 2007, ten new investment options were added to the Plan:  Allianz NFJ Dividend Value Fund Administrative Class, Wells Fargo Advantage Mid Cap Disciplined Fund Investor Class, Davis New York Venture Fund, Inc. Class A, Royce Value Plus Fund Service Class, Fidelity Freedom 2005 Fund, Fidelity

Freedom 2015 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2045 Fund, and Fidelity Freedom 2050 Fund. Effective after March 1, 2007 the Fidelity Growth & Income Portfolio investment option was frozen to new investments.  Participants were informed of the change and requested to reallocate their Fidelity Growth & Income Portfolio holdings to another fund or funds and to change any investment allocation currently directed to the Fidelity Growth & Income Portfolio.  If participants did not make these changes by March 1, 2007, their holdings in the Plan and any ongoing investment allocation to the Fidelity Growth & Income Portfolio were redirected to the Davis New York Venture Fund, Inc. Class A. Generally, participants may change their investment options at any time.

Vesting

Effective January 1, 2001, participants who are employed by the Company on and after January 1, 2001 are immediately 100% vested in Employer contributions.  Employer contributions received prior to January 1, 2001 vest according to a five year vesting schedule.

In place of the above, participants employed by a certain participating employer on or after December 1, 1994 vest in employer contributions based on a five-year vesting schedule.

Participants’ pretax salary reduction plus earnings thereon are immediately vested.

Payment of Benefits

Upon termination of service or attainment of 59-1/2 years of age, participants may elect to receive a lump sum distribution equal to their vested account balance. Participants may also receive hardship withdrawals, subject to certain restrictions as defined in the Plan document.

A participant’s beneficiary is entitled to a lump sum distribution of the participant’s vested account balance, if not yet distributed to the participant, following the participant’s death.

If the value of a participant’s vested account balance is $1,000 or less, such benefit will be automatically distributed following the participant’s termination of service.

Participant Loans

Participants may borrow from their plan accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of $50,000 (reduced by outstanding loan amounts).  The loans are secured by the balance in the participant’s account and bear interest at a rate determined by the Plan Administrator which ranged from 6.0% to 11.0%, at December 31, 2006 and 2005. Principal and interest is paid ratably through payroll deductions to the participant’s account and must be repaid over a period not to exceed sixty months, except in the case of loans incurred for the purchase of a primary residence where the term may be up to fifteen years.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s contributions, and allocation of investment income or loss based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administrative Expenses

The Company paid certain administrative expenses associated with the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Forfeitures

Forfeitures of the non-vested portion of the participant’s matching contribution account occur upon termination of employment and after the vested portion of such an account has been distributed to the participants.  Forfeitures are used first to pay any expenses payable by the Plan for the plan year and then used to reduce the employer’s contribution.  At December 31, 2006 and 2005, accumulated forfeited non-vested accounts totaled $55,205 and $404,032, respectively.

Risk and Uncertainties

The Plan is comprised of investments in mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.  Investments

All Plan assets are participant directed.

During 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in aggregate fair value as determined by quoted market prices as follows:

Mutual funds	$5,783,167
United Industrial Corporation common stock fund	1,664,796
$7,447,963

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005
Spartan US Equity Index	$36,156,465	$32,742,477
Fidelity Contrafund	$28,387,513	$24,263,595
Fidelity Managed Income Portfolio II	$25,290,571	$24,491,773
Fidelity Growth & Income Portfolio	$18,298,976	$17,291,160
Fidelity Diversified International Fund	$13,723,575	$7,756,954
Fidelity Low Priced Stock Fund	$11,850,142	$11,043,821

The market volatility of equity based investments can substantially impact the value of such investments at any given time.  It is possible the value of the Plan’s investments, both in total and in individual participant accounts, has declined since December 31, 2006.

4.  Income Tax Status

The Plan obtained its latest determination letter on October 2, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“Code”). The plan has been amended since receiving the determination letter. However, the plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Code.

UIC 401 (k) Retirement Savings Plan

EIN: 95-2081809

Plan #002

Schedule H, Line 4i

Schedule of Assets Held for Investment Purposes

End of Year

(December 31, 2006)

	Description of Investment Including Maturity Date, Rate of Interest, Collateral
	Par or Maturity Value	Cost**	Current Value
Spartan US Equity Index	720,535 Shares		$36,156,465
Fidelity Contrafund*	435,391 Shares		28,387,513
Fidelity Managed Income Portfolio II*	25,290,571 Shares		25,290,571
Fidelity Growth & Income Portfolio*	587,447 Shares		18,298,976
Fidelity Diversified International Fund*	371,409 Shares		13,723,575
Fidelity Low Priced Stock Fund*	272,167 Shares		11,850,142
Fidelity Investment Grade Bond Fund*	842,263 Shares		6,207,476
Lord Abbett Small-Cap Value Fund Class A	160,236 Shares		4,755,794
Alger Mid Cap Growth Fund	280,468 Shares		4,748,326
Fidelity Retirement Government Money
Market Fund*	4,308,697 Shares		4,308,697
Janus Balanced Fund	121,529 Shares		2,966,530
Janus Research Fund	73,147 Shares		1,825,007
Fidelity Freedom 2020 Fund*	113,005 Shares		1,754,963
Fidelity Freedom 2010 Fund*	109,395 Shares		1,599,356
Fidelity Freedom 2030 Fund*	84,255 Shares		1,350,611
Fidelity Freedom 2040 Fund*	79,929 Shares		757,726
Fidelity Freedom 2000 Fund*	20,461 Shares		254,941
Fidelity Freedom Income Fund*	6,573 Shares		75,854
			164,312,523

United Industrial Corporation Common Stock Fund*	155,372 Units		8,201,573

Fidelity Cash Reserves Fund*	233,583 Shares		233,583

Self-directed brokerage accounts			2,360,228

Participant loans*	Interest rates from
	6.0% - 11. 0%:
	Maturities to November 2021		3,169,810
			$178,277,717

*                    Party-in-Interest

**             Historical cost has not been presented as all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the UIC 401(k) Retirement Savings Plan (the “Plan”) Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 29th day of June, 2007.

By:	/s/ James H. Perry
James H. Perry
Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm